EXHIBIT H


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
________, 1997

DQE, Inc.
DQE Energy Services, Inc.

          DQE, Inc. ("DQE") and DQE Energy Services, Inc. ("Energy Services") have filed an application under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") for authorization of (i) the assignment to DH Energy, Inc. ("DH Energy") by Allegheny Development Corporation ("ADC"), a wholly owned subsidiary of DQE, of all of ADC's rights and obligations under the Heinz Facility Lease (the "Lease") between ADC and Heinz USA, a division of H.J. Heinz Company ("Heinz") dated as of January 22, 1997 and the Energy Supply Agreement (the "Supply Agreement") among ADC, Heinz and Duquesne Energy, Inc., a Pennsylvania corporation and wholly owned subsidiary of Energy Services dated as of January 22, 1997 and (ii) the execution of an Operation and Maintenance Services Agreement (the "O&M Agreement") between ADC and Newco, an entity to be formed under the laws of the Commonwealth of Pennsylvania which will be a wholly owned subsidiary of Energy Services ("Newco"), pursuant to which Newco will serve as operator of ADC's energy facility located at the Midfield Terminal Complex at the Greater Pittsburgh International Airport.

          DQE, a Pennsylvania Corporation, is an energy services company formed in 1989 to serve as the holding company for Duquesne Light Company ("DLC"), an electric utility company, and other energy related subsidiaries.

          Energy Services was formed on August 2, 1995 and is presently providing energy services and solutions for customers in international and domestic markets.

          DH Energy was formed January 9, 1997 for the purpose of entering into the Lease and the Supply Agreement.

          The Lease and the Supply Agreement require ADC and, after the assignment by ADC to DH Energy, DH Energy to (i) operate and maintain an inside-the-fence Energy Facility ("the Energy Facility") that provides energy in the form of steam, electricity and compressed air to the Heinz manufacturing plant in Pittsburgh, Pennsylvania (the "Manufacturing Plant") and (ii) sell to Heinz electricity and steam produced by the Energy Facility for use by Heinz in the Manufacturing Plant.

          The O&M Agreement will require Newco to provide operating services to ADC's energy facility located at the Midfield Terminal Complex at the Greater Pittsburgh International Airport.

          Following the transactions, DQE will continue to be a public utility holding company entitled to an exemption under Section 3(a)(1) of the Act because DQE and any public utility subsidiary from which it derives a substantial part of its income will be predominantly intrastate in character and will continue to operate predominantly in the Commonwealth of Pennsylvania. In addition, Energy Services will be a holding company within the meaning of the Act, entitled to an exemption under Section 3(a)(1) of the Act from all the provisions of the Act, except for Section 9(a)(2) under the same analysis.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.